SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 6)

Dole Food Company, Inc.

(Name of the Issuer)

Dole Food Company, Inc.

David H. Murdock

DFC Holdings, LLC

Castle & Cooke Investments, Inc.

Castle & Cooke Holdings, Inc.

David H. Murdock Living Trust dated May 28, 1986, as amended

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

256603 101

(CUSIP Number of Class of Securities)

C. Michael Carter Dole Food Company, Inc. One Dole Drive Westlake Village, California 91362 (818) 874-4000	David H. Murdock c/o Castle & Cooke, Inc. 10900 Wilshire Boulevard Los Angeles, California 90024 (310) 208-3636	Scott Griswold DFC Holdings, LLC c/o Castle & Cooke, Inc. 10900 Wilshire Boulevard Los Angeles, California 90024 (310) 208-3636

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With copies to:

Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067 Attention: Jonathan Layne (310) 552-8500	Paul Hastings LLP 695 Town Center Drive, 17th Floor Costa Mesa, California 92626 Attention: Peter J. Tennyson (714) 668-6200	Sullivan & Cromwell LLP 1888 Century Park East, 21st Floor Los Angeles, California 90067 Attention: Alison S. Ressler (310) 712-6600

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$745,647,047	$101,706.26

*	The filing fee was determined based on the aggregate merger consideration, which is the sum of (a) the product of 54,615,380 shares of common stock (including 295,200 shares subject to time-based and performance-based restricted stock units and shares of restricted stock) and the merger consideration of $13.50 per share (equal to $737,307,630) and (b) the difference between the merger consideration of $13.50 per share and the exercise price per share of each of the 3,168,667 stock options outstanding for which the exercise price per share is less than $13.50 (equal to $8,339,417). In accordance with Exchange Act Rule 0-11(c), the filing fee of $101,706.26 was determined by multiplying 0.0001364 by the aggregate merger consideration of $745,647,047.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $101,706.26

Form or Registration No.: Schedule 14A

Filing Party: Dole Food Company, Inc.

Date Filed: August 21, 2013

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction.

This Amendment No. 6 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) jointly by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”): (i) Dole Food Company, Inc., a Delaware corporation (the “Company”), the issuer of the common stock, par value $0.001 per share (the “Common Stock”), that was subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (ii) David H. Murdock, the Company’s Chairman and Chief Executive Officer; (iii) DFC Holdings, LLC, a Delaware limited liability company (“Parent”); (iv) Castle & Cooke Investments, Inc., a Delaware corporation (“Investments”); (v) Castle & Cooke Holdings, Inc., a Delaware corporation (“Holdings” and, together with Investments, the “Castle Filing Persons”); and (vi) the David H. Murdock Living Trust dated May 28, 1986, as amended.

On August 11, 2013, the Company entered into an Agreement and Plan of Merger (as amended on August, 19, 2013 and September 19, 2013 and as further amended from time to time, the “Merger Agreement”) with Parent, Mr. Murdock and DFC Merger Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser,” and together with Mr. Murdock and Parent, the “Purchaser Parties”). Pursuant to the terms of the Merger Agreement, on November 1, 2013, Purchaser was merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). Purchaser is no longer a Filing Person because it was merged with and into the Company.

The Company filed a definitive proxy statement (the “Proxy Statement”) under Section 14(a) of the Exchange Act on October 3, 2013, pursuant to which the Company’s Board of Directors solicited proxies from the stockholders of the Company in connection with the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement, including the schedules and appendices attached thereto, is hereby incorporated herein by reference, and the responses to each such item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedule and appendices thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

This Final Amendment is being filed to (i) report the results of the transaction that is the subject of this Schedule 13E-3, pursuant to Rule 13e-3(d)(3) of the Exchange Act, and (ii) update Item 16 to include additional exhibits. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

All information contained in this Schedule 13E-3 concerning any Filing Person has been provided by such Filing Person and no Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 15.	Additional Information.

(c)	Item 15(c) is hereby amended and supplemented as follows:

On October 31, 2013, at a special meeting of the Company’s stockholders, the holders of (i) a majority of the shares of Common Stock outstanding and entitled to vote at the meeting, and (ii) a majority of the outstanding shares of Common Stock not beneficially owned by the Purchaser Parties or their affiliates, or by the directors and executive officers of the Company, voted to adopt the Merger Agreement.

On November 1, 2013, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Purchaser was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock was converted into the right to receive $13.50 in cash, other than (i) the shares held at the Effective Time by the Purchaser Parties or their affiliates or by the Company and its subsidiaries, all of which shares were cancelled without payment, and (ii) shares held by stockholders who have properly demanded and perfected appraisal rights under Delaware law. Each stock option (other than those held by Mr. Murdock) outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into the right to receive cash (without interest and net of applicable withholding taxes) in an amount equal to the product of (a) $13.50, minus the applicable exercise price per share of the option, and (b) the number of shares of Common Stock issuable upon exercise of the option, which amount will be paid within 15 days after the Effective Time. Each restricted stock award and restricted stock unit (“RSU”) (including both time-based RSUs and performance shares, which are performance-based RSUs) outstanding immediately prior to the Effective Time was converted into the right to receive cash (without interest and net of applicable withholding taxes) in an amount equal to the product of (x) $13.50, and (y) the number of shares of Common Stock subject to such award, which amount will be paid within 15 days after the vesting date of the applicable award, subject to the continued employment of the holder thereof with the Company or any of its subsidiaries through the vesting date and the achievement of the applicable performance metric, if any (which performance metric is subject to adjustment in connection with the Merger).

As a result of the Merger, the Common Stock will cease trading on the New York Stock Exchange and become eligible for termination of registration under the Exchange Act. Accordingly, the Company will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister its Common Stock under the Exchange Act.

Item 16.	Exhibits.

(a)(1)	Proxy Statement of Dole Food Company, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC on October 3, 2013).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Press Release issued by Dole Food Company, Inc., dated August 12, 2013 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 12, 2013).

(a)(6)	Press Release issued by Dole Food Company, Inc., dated September 11, 2013 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 11, 2013).

(a)(7)	Letter to Stockholders (incorporated herein by reference to the Schedule 14A filed with the SEC on October 17, 2013).

(a)(8)	Press Release issued by Dole Food Company, Inc., dated October 18, 2013 (incorporated herein by reference to the Schedule 14A filed with the SEC on October 21, 2013).

(a)(9)	Regulation FD Disclosure (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 22, 2013).

(a)(10)	Press Release issued by Dole Food Company, Inc., dated October 21, 2013 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 22, 2013).

(a)(11)	Press Release issued by Dole Food Company, Inc., dated October 24, 2013 (incorporated herein by reference to the Schedule 14A filed with the SEC on October 24, 2013).

(b)(1)†	Commitment Letter, dated August 11, 2013, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of Nova Scotia and DFC Holdings, LLC.

(b)(2)*†	Fee Letter, dated August 11, 2013, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of Nova Scotia and DFC Holdings, LLC.

(c)(1)	Opinion of Lazard Frères & Co. LLC, dated August 11, 2013 (incorporated herein by reference to Appendix B of the Proxy Statement).

(c)(2)†	Presentation of Deutsche Bank Securities Inc. to the Special Committee, dated June 24, 2013.

(c)(3)†	Discussion Materials, dated May 2, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(4)†	Discussion Materials, dated May 14, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(5)†	Discussion Materials, dated May 22, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(6)†	Discussion Materials, dated May 23, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(7)†	Discussion Materials, dated July 15, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(8)†	Discussion Materials, dated July 24, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(9)†	Presentation of Lazard Frères & Co. LLC to the Special Committee, dated August 11, 2013.

(d)(1)	Agreement and Plan of Merger, dated August 11, 2013, among DFC Holdings, LLC, DFC Merger Corp., David H. Murdock and Dole Food Company, Inc., as amended on August 19, 2013 and September 19, 2013 (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2)†	Equity Commitment Letter and Guarantee, dated August 11, 2013, among David H. Murdock, DFC Holdings, LLC and Dole Food Company, Inc.

(d)(3)	Letter Agreement, dated August 11, 2013, by and between David H. Murdock and Dole Food Company, Inc. (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 12, 2013).

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix C of the Proxy Statement).

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.
†	Previously filed.

SIGNATURES

After due inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of November 4, 2013

Dole Food Company, Inc.

By:	/s/ C. Michael Carter
Name: C. Michael Carter Title: President & COO

David H. Murdock

By:	/s/ David H. Murdock
Name: David H. Murdock

DFC Holdings, LLC

By:	/s/ David H. Murdock
Name: David H. Murdock Title: Manager

Castle & Cooke Investments, Inc.

By:	/s/ Scott Griswold
Name: Scott Griswold Title: Executive Vice President

Castle & Cooke Holdings, Inc.

By:	/s/ Scott Griswold
Name: Scott Griswold Title: Executive Vice President

David H. Murdock Living Trust dated May 28, 1986, as amended

By:	/s/ David H. Murdock
Name: David H. Murdock
Title: Trustee

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